Elevate.Money

Our Wefunder campaign is now live!

You're invited to join our **exclusive private round with a 25% valuation discount** before we go live to the public.

Check out our Wefunder page and make a reservation :

Invest in Elevate Money on Wefunder

Act fast! We expect it to sell out, so we're giving our biggest supporters an opportunity to make their reservations first. Don't miss the chance to get in at the discounted valuation.

*Please note your reservation is a non-binding way to show an interest in investing in us. At this stage, we are "testing the waters" to gauge investor interest under Regulation Crowdfunding.**

In the past year, Elevate Money has achieved a lot:

- **200%** YOY user growth
- **300%** avg account size growth
- One-of-a-kind partnership with **Boxabl**

...and we're just getting started!

(Here is picture of us at Boxabl HQ with founder Galiano Tiramani)


BOXABL
home

This round of funding will allow us to:

- Market our SEC-qualified "Future of Housing Fund" REIT (with Boxabl)
- Develop our Real Estate API (tech innovation to disrupt wealth management)

We are really excited about the growth that Elevate Money has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help! Come join us!

Invest in Elevate Money on Wefunder

Harold, Alex, Sach
The Founders of Elevate Money

**Disclaimer. Elevate Money is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."*